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Milan

Re:                             Scientific Games International, Inc. and co-registrant guarantors
Registration Statement on Form S-4
Filed November 8, 2012
File Nos. 333-184835, and -01 through -06

Dear Ms. Wray:

On behalf of our client, Scientific Games International, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing received by letter dated December 5, 2012.  For your convenience, we have set forth each of the Staff’s original comments, received by letter dated December 5, 2012, immediately preceding our response.

General

1.              We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

We note the Staff’s comment and have furnished the supplemental letter on the date hereof.

2.              As currently represented, the securities offering could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3) under the Securities Exchange Act of 1934.

Response:

We note the Staff’s comment and confirm that the offering will be open at least through midnight on the twentieth business day of the offering.

Part II

Signatures, page II-12

3.              It appears that the signatories for Scientific Games International, Inc. have not indicated whether they have signed in their capacity as members of the board of directors.  Please revise to ensure that that the registration statement is signed by at least a majority of the board of directors of Scientific Games International, Inc. Please refer to Instructions Nos. 1 and 2 to Form S-4.

Response:

We note the Staff’s comment and have revised the signature pages to indicate that the signatories have signed in their capacity as members of the board of directors of Scientific Games International, Inc.  Please see page II-12.

Exhibit Index

Exhibit 5.2

4.              We note that the legal opinion included in exhibit 5.2 to the registration statement does not opine on whether the guarantee will be the binding obligation of SG Gaming, Inc. Please refer to Section II.B.1.e of SEC Staff Legal Bulletin No. 19, and have counsel revise the opinion accordingly.

Response:

We note the Staff’s comment and respectfully advise the Staff that the legal opinion included in exhibit 5.1 to the registration statement opines on whether the guarantee will be the binding obligation of SG Gaming, Inc.

5.              We also note that the legal opinion assumes that the written consent of the board of directors of the guarantor dated August 15, 2012 has been executed by each of the duly elected and qualified members of the guarantor’s board of directors.  The opinion should not assume material facts underlying the opinion that are readily ascertainable.  Please have counsel revise the opinion to remove or revise this assumption accordingly, or explain to us why it believes this assumption is appropriate.  Refer to Section II.B.3.a of SEC Staff Legal Bulletin No. 19.

Response:

We note the Staff’s comment and counsel has removed the assumption referenced above.  The revised opinion has been filed as exhibit 5.2 on the date hereof.

*              *              *              *              *

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (212) 906-1281 or Senet Bischoff at (212) 906-1834.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
LATHAM & WATKINS LLP

cc:	Jack Sarno
Scientific Games Corporation

Jeffrey S. Lipkin
Scientific Games Corporation

Senet Bischoff
Latham & Watkins LLP